May 12, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc. (“Company”)
Registration Statement on Form S-3
Filed May 5, 2026
File No. 333-295568

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. Eastern Time, on Wednesday, May 13, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Edward Welch of Lucosky Brookman LLP, counsel to the Company, to orally modify or withdraw this request for acceleration. Please contact Mr. Welch at (732) 395-4415 with any questions you may have, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	Chief Executive Officer